Exhibit 3.1

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BYLAWS OF

SMARTSTOP SELF STORAGE, INC.

In accordance with the provisions of Article XIII of the Amended and Restated Bylaws of SmartStop Self Storage, Inc. (the “Corporation”), the Corporation does hereby make and adopt this Amendment No. 1 to the Amended and Restated Bylaws of the Corporation (this “Amendment”):

1. The Bylaws are hereby amended by adding the following as a new Article XIV:

ARTICLE XIV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.

2. All other provisions of the Bylaws shall remain in full force and effect, unaltered except as expressly provided above.

DATED this 20th day of May, 2015.	SMARTSTOP SELF STORAGE, INC.

	By:	/s/ James L. Berg
	Name:	James L. Berg
	Title:	Secretary